Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES THE SUCCESSFUL COMPLETION OF A
KEY PROCUREMENT AUCTION FOR IRELAND’S HEALTH SERVICE

The Irish Government Health Service Executive (The HSE) achieved a dramatic 30 percent saving on a €30 million procurement tender process, using the Northcore E-Buyer Tender Submission and Procurement Auction Software based Service.

Toronto, Ontario – February 15, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, is pleased to announce the successful completion of key procurement auction for Ireland’s Health Services.

Ireland’s Health Service Executive has an annual public procurement spend of €4.5 billion across its four main supply categories: Hotels, Pharmaceuticals, Medical Equipment & Laboratories.

The HSE Hotel Category Procurement team decided to pilot the use of an on-line reverse auction to negotiate the final contract value across a short list of selected tender respondents. Critical for the HSE team was the requirement for the system to follow public procurement procedures and maintain a comprehensive audit trail of events throughout the tender process.

In addition to the use of a reverse auction, the HSE team also wished to pilot the on-line submission of tender responses from all the participating vendors. The objective was to eliminate the vendor’s substantial cost of printing, binding and delivery of their responses to the HSE offices. This change was welcomed by the vendors and provided them with more time to finalise their submissions. The HSE also benefited by eliminating transportation costs and gaining operational efficiencies in distributing the responses across the evaluation team. On-line submission of tender responses provided considerable environmental improvements.

The HSE Team engaged with the local Northcore Office, primarily due to its track record in developing government health service procurement systems, which started in Europe with the UK’s National Health Service procurement executive over 10 years ago. The HSE used the Cloud Computing version of the E-Buyer system, which has recently been made available as, an innovative ‘pay as you use’ service offering. This provides procurement professionals with immediate access to enterprise level e-procurement systems, at a fraction of the cost of implementing in-house systems. This ‘cloud’ approach is already proving to be particularly popular in Government procurement activities throughout the European public sector markets

Northcore Announces Successful Completion ……

Companies or public entities interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com